when I was a human

Comedy

when I was a human



Logline

Magically transformed into a human, once-unwanted shelter dog humorously battles to reclaim his owner's love, discovering his true self along the way.

Genre

Comedy / Fantasy

🐾 Director's Statement

I was devastated by illness when I was in the 7th grade growing up in Tokyo, Japan. It almost broke my body and spirit. But that's when I discovered the magical experience of watching movies. It infused me with hope and joy that I'd never felt before. It instilled in me an ambition to be a film director and eventually defeat the illness.

The medium of film is a powerful empathy machine, as late Roger Ebert once called it. I became a filmmaker because I wanted to touch people's lives through cinema, as film still does it for me today. We all want to feel soothed and uplifted, especially after experiencing the devastating pandemic and upheavals in our lives. I believe that people will come away from our movie comforted and feeling better.



Akemi Kozu Tosto
Director / Writer

Synopsis



Indy is a pup at the shelter nobody wants. When a beautiful young girl named Kimmy rescues him Indy thinks he has found his forever home. After a few happy years with Kimmy and her family, Indy panics when Kimmy starts dating Jared, her new boyfriend who doesn't "smell" right. Indy is convinced he'll lose Kimmy and feels helpless. One night, a mysterious Blue Dog Fairy appears and gives Indy a miracle dog biscuit that turns him into a human. Now, all Indy has to do is to find a way to show Kimmy Jared is not the man he pretends to be.

Through Indy's hilarious experiences as a human, he comes to realize he doesn't have to become someone else in order to be loved and that the best way to help Kimmy is to be the loyal friend and companion she misses so much.

*Actors shown in images throughout this deck are not currently attached, are provided for effect only

Aesthetic & Inspiration

This page shows ideas and inspiration for our film's production design.

When Indy is a dog he sees everything in muted colors, (Since dogs are known to be color-blind.) But, wait until Indy turns into a human. The world turns vibrant, filled with colors of cotton candy and gummy bears!



Kimmy's Neighborhood
Kimmy and her family live in in an artificial bubblegum pop suburban town.

The Park
Animal-shaped topiaries decorate the park where Indy and Kimmy frequent.

*Images are provided for inspirational effect only

Indy (human)

Johnny Jay Lee
"Snowfall"

"Indy" would do just about anything, like eating a miracle dog biscuit and become a human for Kimmy, the girl who rescued him from impending doom at the local animal shelter. He has a heart of gold but secretly harbors unresolved abandonment issues from his traumatic experience at the local pound.



Spike / Dr. Peacock

Danny Trejo
"Machete," "Minions: The Rise of Gru"

Spike is a wise mutt that lives in the neighborhood and Indy's confidante. His looks often intimidates people despite his gentle nature. Spike characterizes someone kind and intelligent but prejudiced by the society.



Mrs. Peacock

Rebecca De Mornay

"Risky Business," "The Hand that Rocks the Cradle," "Lucifer"

Mrs. Peacock is Dr. Peacock's conniving wife. She comes off friendly enough but always scheming how she can work others around her to work for her benefit. A major cat lover, and secretly hates dogs.



Mr. Endo

Ken'ichi Endo
"The Guardians of the Galaxy" (voice of Groot), "My Dear Mister"

Mr. Endo is the flamboyant owner of DoggieMart and a celebrated dog groomer town. He is a caring and understanding boss to Kimmy, Craig, and Human Indy.



Supporting Role

Kimmy

Molly Quinn

"We're the Millers"

Kimmy is Indy's owner. Ever since her parents separated, she looks after her young brother while her mom is away and also works at the local pet store. Kimmy misses her family together and overextends herself to forget about her loneliness. She tends to fall for the wrong guy.





Supporting Role

Kevin

Ethan Thomas Jung

"Summer Reign"

Kevin is Kimmy's younger brother and best human friend to Indy. He puts on a brave face at home but is bullied at school. He misses his dad since he moved out the house. Kevin becomes an essential ally to Human Indy.



Supporting Role

Jared

Adam Hagenbuch

"American Horror Stories," "Fuller House"



Jared is Kimmy's narcissistic rocker boyfriend. He charms Kimmy and makes her believe that he is loving and devoted to her, but in reality, he is self-serving and manipulative.











Various Cameo Appearances

Celebrity Animals

Various Social Media Stars

Narrative Styles







- 🐾 Uplifting
- 🐾 Humorous
- 🐾 Whimsical
- 🐾 Fantasy
- 🐾 Comedy
- 🐾 Family

- 🐾 Self-Discovery
- 🐾 Heartfelt
- 🐾 Romance
- 🐾 Fear of Loss
- 🐾 Friendship
- 🐾 Modern Fairytale

Successful Movies in Related Genres

Fish-Out-of-Water / Feel-Good Films

The fish-out-of-water genre contains to a character who is removed from their normal day to day life and has to catch up with their new outlook on the world. In our film, that would be Indy.

Dog(s) in Leading Roles

Dogs are a staple of family films. Movies with dogs in leading roles have been proven time and again to be not only successful but also to enjoy popularity for a long period of time. Meaning lasting revenue streams.


A DOG'S PURPOSE
Every dog happens for a reason.

"A Dog's Purpose"


Every teenager's nightmare...turning into her mother.
JAMIE LEE CURTIS
LINDSAY LOHAN
WALT DISNEY PICTURES
FREAKY FRIDAY
GET YOUR FREAK ON AUGUST 1st

"Freaky Friday"


Barbie

"Barbie"


JOHNNY DEPP
WINONA RYDER
edward SCISSORHANDS

"Edward Scissorhands"


TOBEY MAGUIRE JEFF DANIELS JOAN ALLEN WILLIAM H. MACY J.T. WALSH AND REESE WITHERSPOON
FROM THE CO-CREATOR OF "BIG" AND "DAVE"
PLEASANTVILLE
Nothing is as simple as Black and White.

"Pleasantville"



Akemi Kozu Tosto
Exec Producer / Director / Writer

Born and raised in Tokyo, Japan, Akemi followed her dream of becoming a Hollywood filmmaker by moving to Los Angeles soon after graduating high school. She learned film making working on TV, commercial and motion picture productions helmed by such Hollywood heavy hitters as Steven Spielberg and Quentin Tarantino. A feature project "When I Was a Human: The Movie" based on Akemi's short film, distributed worldwide by Shorts International, the official short film distributor of the Academy of Motion Pictures & Science, is currently in development through her production company AKT Pictures.



Tyler Condon
Producer

Founder of CinemaWays. Tyler, a Chicago native, began his career in documentary television, working on shows for Discovery, National Geographic, and Animal Planet. After moving to LA and producing in-house for Comedy Central, he joined Sneak Preview Entertainment, known for "500 Days of Summer," as Director of Development. He developed a slate of films and co-produced features, including the musical remake of "Valley Girl" for MGM and "The Prank," which premiered at SXSW in 2022. Tyler is a member of the Producers Guild of America.



Maho Morita
Producer (Japan)

Growing up as the niece of world-renowned film director, Nagisa Oshima, Maho was always around the entertainment industry. She flew to America to study English and worked on the set of the HBO series "The Sopranos." After returning home to Japan, Maho became a film journalist and has been enjoying her success since. In recent years, she is a film critic of TV network shows, a host of special events, and the programming director at the Beppu Blue Bird Theatre in Oita Pref, where she founded the Beppu Blue Bird Film Festival.



Jorge Agraz
Associate Producer

Jorge was born in Mexico City and grew up in the United States and Europe. He holds degrees in Film Studies and History from Yale University. He was a producer on the short film, "When I Was a Human." He has worked in production on commercials and feature films, including "Blade" (Starring Wesley Snipes), "Thirteen Days" (Starring Kevin Costner), and "Evolution" (Starring David Duchovny). Jorge is well-versed in computer science and technology.



John Hermann
Production Consultant

John Hermann is a Wisconsin-born, LA-based film producer who most recently produced HBO's acclaimed documentary series "McMillions" as well as "Standing Up, Falling Down" starring Billy Crystal that premiered at the 2019 Tribeca Film Festival. John has produced feature films as well as commercials for major clients such as Honda, Lexus, Hugo Boss and Showtime. He has also produced numerous hours of content for Disney, Warner Bros, Netflix. John is a member of the Directors Guild of America.

Production Timeline

Project Launch
1
- Fundraising begins

Fund raise & Packaging *(4 months)*
2
- Funding procurement continues
- Secure A-list actor(s)

Current

Pre-Production *(2 months)*
3
- Pre-Production Commences
- Funding procurement continues
  (Angels, VC, Investment Banks)

Shoot *(20 days)*
4
- Principal photography begins
- Initial marketing begins
- Secure domestic and foreign sales agents
- Funding procurement may continue
  (Angels, VC, Investment Banks)

Post Production *(3 months)*
5
- Post production period
- Pre-distribution marketing

Marketing and Distribution *(3 months)*
6
- Lockdown distributions
- Marketing continues

FILM RELEASE 2024

Contact

Thank you for taking the time to review our project!

For financial and additional details, please contact:

Akemi Kozu Tosto
info@aktpictures.com

Tyler Condon
tc@cinemaways.com

To schedule a call:
https://calendly.com/aktpictures



